OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response . . . . . . 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

BJ’s Wholesale Club, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05548J106

(CUSIP Number)

Michael Gennaro

LGP Management, Inc.

11111 Santa Monica Boulevard Suite 2000

Los Angeles, California 90025

(310) 954-0414

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05548J 10 6	Schedule 13D	Page 2 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 3 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 4 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 5 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 6 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 7 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): CO

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 8 of 9 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”) of BJ’s Wholesale Club, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is One Mercer Road, Natick, Massachusetts 01760.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure provided in Item 3 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The funding for the Merger (discussed in detail in Item 4) will likely be obtained from a capital call on the Reporting Persons’ investors. See Item 4 for a description of the Merger Agreement and the consideration to be paid thereunder.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On June 17, 2011, LGP stated in an Amendment No. 2 to Schedule 13D filed with the Securities Exchange Commission that it had, together with parties described below under “Interim Sponsors Agreement,” submitted to the Issuer a proposal with respect to pursuing a Potential Transaction with the Issuer with another party. That proposal resulted in negotiations with the Issuer which culminated in the execution on June 28, 2011 of the definitive agreements described herein.

Company Stockholder Agreement

On June 28, 2011, as an inducement to the Issuer’s willingness to enter into the Merger Agreement described below, GEI V and GEI Side V entered into a Company Stockholder Agreement with the Issuer in which GEI V and GEI Side V agreed to vote all Shares beneficially owned by them in favor of the adoption of the Merger Agreement and approval of the Merger described below. The Company Stockholder Agreement encompasses Shares owned at the time the Company Stockholder Agreement was entered into, and Shares acquired subsequently thereto. GEI V and GEI Side V further agreed to vote (or give written consent) in favor of each action necessary to consummate the Merger and any of the other transactions contemplated by the Merger Agreement. GEI V and GEI Side granted the Issuer an irrevocable proxy over their Shares in support of the foregoing voting arrangements.

GEI V and GEI Side V agreed not to transfer any Shares (except to affiliates) or discuss, negotiate, make any offer, or enter into any agreement regarding transfer of any Shares for the duration of the Company Stockholder Agreement.

The Company Stockholder Agreement, including the grant of irrevocable proxy, will automatically terminate if the Merger Agreement is terminated.

Merger Agreement

On June 28, 2011, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Beacon Holding Inc., a Delaware corporation whose ownership is described below (“Buyer”), and Beacon Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Transitory Subsidiary”). Buyer and Transitory Subsidiary are affiliates of LGP and CVC, and are owned 50% by LGP and its affiliates, and 50% by CVC and its affiliates.

Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, Transitory Subsidiary will merge with and into the Issuer and the Issuer will become a wholly-owned subsidiary of Buyer (the “Merger”). At the effective time of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time (other than shares owned by (i) Buyer, Transitory Subsidiary or any other direct or indirect wholly-owned subsidiary of Buyer immediately prior to the effective time of the Merger, (ii) the Issuer or any wholly-owned subsidiary of the Issuer or (iii) stockholders who have properly exercised and perfected appraisal rights under Delaware law) will be converted automatically into the right to receive $51.25 in cash (the “Merger Consideration”), without interest.

Completion of the Merger is subject to the closing conditions set forth in the Merger Agreement, including, among others, approval by the Issuer’s shareholders and the expiration and termination of the applicable Hart-Scott-Rodino Antitrust Improvements Act waiting period. Closing is subject to completion of a marketing period for the financing that Buyer is using to fund a portion of the Merger consideration.

The Merger Agreement contains certain termination rights for the Company and Buyer. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Buyer a termination fee of $80 million. The Merger Agreement also provides that Buyer will be required to pay the Company a reverse termination fee of $175 million under certain circumstances specified in the Merger Agreement, including Buyer’s breach of the Merger Agreement or because Buyer has not closed the Merger within three business days of notice delivered as of the completion of the marketing period, that all conditions to closing are satisfied. Under certain circumstances, the Company will be required to reimburse Buyer’s expenses, not to exceed $7,500,000, and any such reimbursement would be credited against any termination fee payable to Buyer.

Interim Sponsors Agreement

On June 28, 2011, Buyer, GEI V, GEI Side V, and CVC European Equity Partners V (A) L.P., a Cayman Islands limited partnership, CVC European Equity Partners V (B) L.P., a Cayman Islands limited partnership, CVC European Equity Partners V (C) L.P., a Cayman Islands limited partnership, CVC European Equity Partners V (D) L.P., a Cayman Islands limited partnership, and CVC European Equity Partners V (E) L.P., a Cayman Islands limited partnership (the GEI and CVC entities collectively, the “Sponsors”) entered into an Interim Sponsors Agreement (the “Interim Sponsors Agreement”) setting forth the terms and conditions governing the relationship among the Sponsors and Buyer with respect to the funding of and consummation of the Merger.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Company Stockholder Agreement, the Merger Agreement, and the Interim Sponsors Agreement filed herewith as Exhibits 7.8, 7.9, and 7.10, respectively, and incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Items 3 and 4 of this Amendment is hereby incorporated by reference in this Item 6. Other than the matters disclosed above in response to Items 3 and 4, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The disclosure provided in Item 7 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

7.8 Company Stockholder Agreement, by and among BJ’s Wholesale Club, Inc., Green Equity Investors V, L.P., and Green Equity Investors Side V, L.P., dated as of June 28, 2011.

7.9 Agreement and Plan of Merger, by and among Beacon Holding Inc., Beacon Merger Sub Inc., and BJ’s Wholesale Club, Inc., dated as of June 28, 2011 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 29, 2011).

7.10 Interim Sponsors Agreement, by and among Beacon Holding Inc., Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P., and CVC European Equity Partners V (E) L.P., dated as of June 28, 2011.

CUSIP No. 05548J 10 6	Schedule 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of June 29, 2011

Green Equity Investors V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

EXHIBIT INDEX

(supplemental to the Exhibit Index contained in the Schedule 13D amended hereby)

EXHIBIT NO.	DESCRIPTION

7.8	Company Stockholder Agreement, by and among BJ’s Wholesale Club, Inc., Green Equity Investors V, L.P., and Green Equity Investors Side V, L.P., dated as of June 28, 2011.

7.9	Agreement and Plan of Merger, by and among Beacon Holding Inc., Beacon Merger Sub Inc., and BJ’s Wholesale Club, Inc., dated as of June 28, 2011 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 29, 2011).

7.10	Interim Sponsors Agreement, by and among Beacon Holding Inc., Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P., and CVC European Equity Partners V (E) L.P., dated as of June 28, 2011.